SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 0-21739

                           NOTIFICATION OF LATE FILING


         (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20F [ ] Form 10-Q
[ ] Form N-SAR
         For Period Ended: DECEMBER 31, 1997
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: _____________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
 ________________________________________________________________________

 ________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: GENETIC VECTORS, INC.

Former name if applicable: N/A

Address of principal executive office (Street and number)
                                            5201 N.W. 77TH AVENUE, SUITE 100
City, state and zip code                    MIAMI, FLORIDA 33166


                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25
                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is currently in the process of making the transition from a development stage company to an operating company. When the Registrant first became subject to the reporting requirements of the Securities Exchange Act of 1934 it was a development stage company which had not generated any sales revenues. During the fiscal year ended December 31, 1997 (the period which the Registrant's Form 10-KSB will cover) the Registrant began selling products on a limited basis. This transition to operating company status placed substantial demands on the Registrant's financial reporting and accounting systems. The Company took several significant steps during this fiscal year to react to these demands, including hiring a new bookkeeper and implementing a new accounting system. The Registrant believes that these steps will allow it to more effectively meet its accounting needs as an operating company.

         These demands, and the implementation of the steps required to react to them, caused significant delays in the development and finalization of the Company's financial information for this fiscal year. These delays directly affected the Company's ability to prepare and finalize its Form 10-KSB. As a result, the Company is unable to file its Form 10-KSB on the required date. The Company respectfully requests an extension of the required filing date for its annual report on Form 10-KSB for the year ended December 31, 1997.

                                     PART IV
                                OTHER INFORMATION

         1.  Name and telephone number of person to contact in regard to this
notification:  MEAD M. MCCABE, JR.          (305)                    716-0000
               ----------------------------------------------------------------
                        (Name)           (Area code)          (Telephone number)

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X]  Yes  [ ] No

         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X]  Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           EXPLANATION OF ANTICIPATED CHANGES IN RESULTS OF OPERATIONS

         The following explanation of expected significant changes in results of operation from the previous fiscal year is based on the Registrant's preliminary financial statements, and accordingly is subject to revision. Moreover, a more thorough discussion of the results of operations will be provided in the Registrant's Form 10-KSB which the Registrant intends to file on or before April 15, 1998.

         The Registrant anticipates sales revenues of $39,260 for its fiscal year ended December 31, 1997 ("Fiscal 1997"). This amount was attributable to the preliminary launch of its EpiDNA Picogram Assay, representing the purchase of product primarily for evaluation purposes. The Registrant's costs of sales for that period is anticipated to be $34,304. All of the Registrant's sales revenue and costs of sales occurred in the third and fourth quarters of Fiscal 1997. The Registrant reported no sales or costs of sales for its fiscal year ended December 31, 1996 ("Fiscal 1996").

         The Registrant believes that research and development expenses for Fiscal 1997 increased to $501,099 from $70,873 in Fiscal 1996. The increase was largely attributable to accelerated product improvement efforts on the Registrant's EpiDNA Picogram Assay kits and development efforts on the core labeling technology and the yeast identification project.

         The Registrant believes that general and administrative expenses for Fiscal 1997 increased to $1,843,842 from $318,750 in Fiscal 1996. This was mainly due to the expenses incurred in beginning operations and implementing the Registrant's preliminary product launch.

         The Registrant anticipates interest income of $160,982 in Fiscal 1997. No interest income was received in Fiscal 1996. This was mainly attributable to interest earned on certificates of deposit and money market accounts resulting from the investment of the net proceeds of the Registrant's initial public offering.

         The Registrant anticipates grant income of $64,000 in Fiscal 1997. No grant income was received in Fiscal 1996.

         The Registrant's net loss for Fiscal 1997 is anticipated to be $2,170,508, versus a net loss of $393,434 in Fiscal 1996. This increased loss is primarily due to the increases in general and administrative expenses and research and development expenses.

                                                                     FORM 12b-25

                              GENETIC VECTORS, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 1998               By   /S/ MEAD M. MCCABE, JR.
                                        -------------------------
                                    Printed Name: MEAD M. MCCABE, JR., PRESIDENT

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

                                                                     FORM 12b-25

              INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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